CLEARLY CANADIAN ANNOUNCES THAT IS HAS CLOSED
A $9.36 MILLION PRIVATE PLACEMENT FINANCING

VANCOUVER, B.C., September 26, 2007 — CLEARLY CANADIAN (OTCBB: CCBEF) (the “Company”) is pleased to announce that it has completed a $9.36 million financing from institutional investors through the sale of a senior convertible note with a $2.33 conversion price and a 9% interest rate. The Company will receive gross proceeds from the financing of approximately $9 million. The investors were also issued 4,017,167 five year warrants. Half of the warrants are exercisable at $2.33 and half are exercisable at $2.56. Net proceeds will be used for general working capital.

Additionally, the Company restructured the liabilities due to the sellers of DMR Food Corporation and My Organic Baby, Inc. (both recently acquired by Clearly Canadian), by the payment of CDN $4 million in cash with the balance due being converted into a subordinated convertible note with a $2.33 conversion price and a 9% interest rate.

“With the completion of these transactions, we will have over $10 million of cash to expand the execution of our growth plan and to fulfill our commitment to deliver consumers healthier choices.” stated Brent Lokash, CEO of Clearly Canadian. “The past two years have seen Clearly Canadian build a diversified foundation of recognizable product lines and world class sales and marketing talent, resulting in the resurgence of our brand name. For the first time in years, we are on track to deliver solid year over year revenue growth. Now, with the support of experienced financial institutions, we have the tools necessary to once again achieve the success this Company enjoyed when it helped launch the alternative beverage industry.”

Lane Capital Markets (LCM), a partnership Investment Bank, acted as Clearly Canadian’s Exclusive Placement Agent and Financial Advisor. LCM specializes in financings and advisory work for emerging and high growth companies across all industries. Additional information about LCM may be obtained at www.lanecapitalmarkets.com.

For more information on these transactions see the filings with the Securities and Exchange Commission.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Brands markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed in the United States, Canada and various other countries. Clearly Canadian’s recent acquisition of DMR Food Corporation and My Organic Baby Inc. marks the Company’s debut into organic and natural products with a full line of organic baby and toddler foods under the brand names My Organic Baby and My Organic Toddler and a wide range of dried fruit and nut snacks offerings from SunRidge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

Forward Looking Statements
Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including but not limited to, the belief in the opportunities which can exist for our products. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

For further information please contact:

Shareholder Relations/Steve Cook
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993

Marketing/ Carolyn Corcoran
Email: ccorcoran@clearly.ca
Tel: 1 (604) 742-5318